Exhibit 99.1

Weibo Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

BEIJING, China – March 3, 2022 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

“We closed 2021 on a solid note with decent growth of the fourth quarter, with strong execution of our growth strategies,” said Gaofei Wang, CEO of Weibo. “In 2021, we have achieved solid growth of user community and engagement, leveraging Weibo’s unique advantage and competitiveness in the social media sector. On monetization, we surpassed the $2 billion mark in revenues for 2021 and further enhanced our operation efficiency, demonstrating strong recovery momentum and resilience of our business. Heading into 2022, we are dedicated to serving a broader community through enhancement of product functionalities and enrichment of content ecosystem, and driving value for customers to market efficiently and innovatively on our platform.”

Fourth Quarter 2021 Highlights

•	Net revenues were $616.3 million, an increase of 20% year-over-year or an increase of 16% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were $550.8 million, an increase of 21% year-over-year.

•	Value-added service (“VAS”) revenues were $65.5 million, an increase of 9% year-over-year.

•	Income from operations was $182.5 million, representing an operating margin of 30%.

•	Net income attributable to Weibo was $115.7 million and diluted net income per share was $0.50.

•	Non-GAAP income from operations was $219.8 million, representing a non-GAAP operating margin of 36%.

•	Non-GAAP net income attributable to Weibo was $195.5 million and non-GAAP diluted net income per share was $0.83.

•	Monthly active users ("MAUs") were 573 million in December 2021, a net addition of approximately 52 million users on year-over-year basis. Mobile MAUs represented 95% of MAUs.

•	Average daily active users ("DAUs") were 249 million in December 2021, a net addition of approximately 25 million users on year-over-year basis.

Fiscal Year 2021 Highlights

•	Net revenues were $2.26 billion, an increase of 34% year-over-year or an increase of 25% year-over-year on a constant currency basis [2].

•	Advertising and marketing revenues were $1.98 billion, an increase of 33% year-over-year.

•	VAS revenues were $276.3 million, an increase of 36% year-over-year.

•	Income from operations was $697.4 million, representing an operating margin of 31%.

•	Net income attributable to Weibo was $428.3 million and diluted net income per share was $1.86.

•	Non-GAAP income from operations was $829.2 million, representing a non-GAAP operating margin of 37%.

•	Non-GAAP net income attributable to Weibo was $718.5 million and non-GAAP diluted net income per share was $3.08.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the fourth quarter of 2021 had been the same as it was in the fourth quarter of 2020, or RMB 6.64=US$1.00.

[2] On a constant currency (non-GAAP) basis, we assume that the average exchange rate of 2021 had been the same as 2020, or RMB 6.91=US$1.00.

Fourth Quarter 2021 Financial Results

For the fourth quarter of 2021, Weibo’s total net revenues were $616.3 million, an increase of 20% compared to $513.4 million for the same period last year.

Advertising and marketing revenues for the fourth quarter of 2021 were $550.8 million, an increase of 21% compared to $453.5 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were $505.3 million, an increase of 28% compared to $393.9 million for the same period last year, primarily driven by solid growth of advertising spending from customers in most key industries.

VAS revenues for the fourth quarter of 2021 were $65.5 million, an increase of 9% year-over-year compared to $59.9 million for the same period last year.

Costs and expenses for the fourth quarter of 2021 totaled $433.8 million, an increase of 31% compared to $331.8 million for the same period last year. The increase was primarily due to higher personnel-related costs and incremental ad costs associated with seasonal ad campaigns execution.

Income from operations for the fourth quarter of 2021 was $182.5 million, compared to $181.6 million for the same period last year. Non-GAAP income from operations was $219.8 million, compared to $204.1 million for the same period last year.

Non-operating loss for the fourth quarter of 2021 was $36.8 million, compared to a loss of $175.8 million for the same period last year. Non-operating loss for the fourth quarter of 2021 mainly included (i) a $39.7 million net loss from fair value change of investments, which is excluded under non-GAAP measures; (ii) a $4.2 million investment related impairment, which is excluded under non-GAAP measures; and (iii) a $5.2 million net interest and other income.

Income tax expense were $45.6 million, compared to income tax benefits of $25.3 million for the same period last year. The increase of income tax expenses was primarily resulted from tax benefits booked in the fourth quarter of 2020 due to preferential tax treatment enjoyed by a PRC subsidiary of the Company as a Key Software Enterprise (“KSE”), which lapsed in 2021, and super deduction true-up for eligible R&D expenses in the fourth quarter of 2020.

Net income attributable to Weibo for the fourth quarter of 2021 was $115.7 million, compared to $29.0 million for the same period last year. Diluted net income per share attributable to Weibo for the fourth quarter of 2021 was $0.50, compared to $0.13 for the same period last year. Non-GAAP net income attributable to Weibo for the fourth quarter of 2021 was $195.5 million, compared to $212.7 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the fourth quarter of 2021 was $0.83, compared to $0.92 for the same period last year.

As of December 31, 2021, Weibo’s cash, cash equivalents and short-term investments totaled $3.13 billion. For the fourth quarter of 2021, cash provided by operating activities was $249.7 million, capital expenditures totaled $11.3 million, and depreciation and amortization expenses amounted to $14.8 million.

Fiscal Year 2021 Financial Results

For fiscal year 2021, Weibo’s total net revenues were $2.26 billion, an increase of 34% compared to $1.69 billion in 2020.

Advertising and marketing revenues for 2021 were $1.98 billion, an increase of 33% compared to $1.49 billion in 2020. Advertising and marketing revenues excluding ad revenues from Alibaba were $1.84 billion, an increase of 38% compared to $1.33 billion for 2020. The strong momentum of our ad business in 2021 was mainly attributable to (i) relatively resilient ad demand from our customers in the key industries amid macro and regulatory headwinds; (ii) stronger sales capability and execution of our team to drive value for our clients; and (iii) solid recovery of our advertising business post the Covid-19 pandemic outbreak in 2020.

VAS revenues for 2021 were $276.3 million, an increase of 36% compared to $203.8 million for 2020. The increase was primarily resulted from incremental revenue contribution from the interactive entertainment company acquired and consolidated to the Company in November 2020 and other online gaming revenues, and was partially offset by the decrease of revenues from live streaming business.

Costs and expenses for 2021 totaled $1.56 billion, compared to $1.18 billion for 2020. The increase was primarily due to higher personnel-related cost and increased marketing spend.

Income from operations for 2021 was $697.4 million, compared to $506.8 million for 2020. Operating margin for 2021 was 31%, compared to 30% last year. Non-GAAP income from operations was $829.2 million, compared to $579.6 million for 2020. Non-GAAP operating margin was 37%, compared to 34% last year.

Non-operating loss for 2021 was $146.7 million, compared to a loss of $130.9 million for 2020. Non-operating loss in 2021 mainly included (i) a $106.8 million investment related impairment, including a $75.3 million impairment on the investment in Yixia Tech Co., Ltd, which is excluded under non-GAAP measures; (ii) a $72.8 million net loss from fair value change of investments, which is excluded under non-GAAP measures; and (iii) a $29.7 million net interest and other income.

Income tax expenses for 2021 were $138.8 million, compared to $61.3 million for 2020. The increase was mainly resulted from (i) higher profits in 2021 versus 2020; (ii) tax benefits booked in 2020 due to preferential tax treatment enjoyed by a PRC subsidiary of the Company as a KSE, which lapsed in 2021; and (iii) tax liability recognized in 2021 related to uncertain tax positions.

Net income attributable to Weibo for 2021 was $428.3 million, compared to $313.4 million for 2020. Diluted net income per share attributable to Weibo for 2021 was $1.86, compared to $1.38 for 2020. Non-GAAP net income attributable to Weibo for 2021 was $718.5 million, compared to $547.5 million for 2020. Non-GAAP diluted net income per share attributable to Weibo for 2021 was $3.08, compared to $2.38 for 2020.

For fiscal year 2021, cash provided by operating activities was $814.0 million, capital expenditures totaled $35.1 million, and depreciation and amortization expenses amounted to $55.0 million.

Secondary Listing in Hong Kong

On December 8, 2021, Weibo successfully listed on the Main Board of the Hong Kong Stock Exchange under the stock code “9898” through a global offering of 11,000,000 Class A ordinary shares. The gross proceeds totaled HK$1,500.4 million, before deducting underwriting fees and other offering expenses.

Conference Call

Weibo's management team will host a conference call from 6:00 AM to 7:00 AM Eastern Time on March 3, 2022 (or 7:00 PM – 8:00 PM Beijing Time on March 3, 2022) to present an overview of the Company's financial performance and business operations.

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with dial-in numbers, passcode and unique registrant ID by email. To join the conference, please use the conference access information provided in the email received at the point of registering.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/4087626

Additionally, a live webcast of the call will be available through the Company's corporate website at http://ir.weibo.com.

A telephone replay will be available from 22:00 PM China Standard Time on March 3, 2022 to 20:59 PM China Standard Time on March 11, 2022. To access the recording, please use the following dial-in information listed below:

United States:	+1 855 452 5696
Hong Kong:	800 963 117
Mainland China:	400 602 2065
International:	+61 2 8199 0299
Replay PIN:	4087626

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses (benefit), and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online.

Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2021	2020	2021	2021	2020
Net revenues:
Advertising and marketing	$550,826	$453,477	$537,620	$1,980,795	$1,486,155
Value-added service	65,461	59,933	69,814	276,288	203,776
Net revenues	616,287	513,410	607,434	2,257,083	1,689,931

Costs and expenses:
Cost of revenues (1)	128,545	87,288	102,978	403,841	302,180
Sales and marketing (1)	152,475	139,136	140,839	591,682	455,619
Product development (1)	113,867	90,229	118,821	430,673	324,110
General and administrative (1)	38,878	15,113	31,747	133,475	101,224
Total costs and expenses	433,765	331,766	394,385	1,559,671	1,183,133
Income from operations	182,522	181,644	213,049	697,412	506,798

Non-operating income (loss):
Impairment on, gain/loss on sale of and fair value change of investments, net	(41,976)	(185,371)	646	(176,344)	(174,717)
Interest and other income (expense) , net	5,161	9,531	(489)	29,650	43,832
	(36,815)	(175,840)	157	(146,694)	(130,885)

Income before income tax expenses	145,707	5,804	213,206	550,718	375,913
Income taxe benefits (expenses)	(45,581)	25,314	(31,405)	(138,841)	(61,316)

Net income	100,126	31,118	181,801	411,877	314,597
Less: Net income (loss) attributable to non-controlling interests	(15,607)	2,076	63	(16,442)	1,233
Net income attributable to Weibo's shareholders	$115,733	$29,042	$181,738	$428,319	$313,364

Basic net income per share attributable to Weibo's shareholders	$0.50	$0.13	$0.79	$1.87	$1.38
Diluted net income per share attributable to Weibo's shareholders	$0.50	$0.13	$0.78	$1.86	$1.38

Shares used in computing basic net income per share attributable to Weibo's shareholders	230,679	227,495	228,675	228,814	226,921

Shares used in computing diluted net income per share attributable to Weibo's shareholders	231,506	228,489	237,183	230,206	227,637

(1) Stock-based compensation in each category:
Cost of revenues	$2,422	$1,475	$2,450	$8,112	$5,384
Sales and marketing	5,043	3,097	4,700	15,292	9,983
Product development	14,362	10,203	11,047	43,622	33,093
General and administrative	4,911	4,545	6,840	20,970	18,645

WEIBO CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	December 31,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$2,423,703	$1,814,844
Short-term investments	711,062	1,682,048
Accounts receivable, net	723,089	492,010
Prepaid expenses and other current assets	450,726	296,757
Amount due from SINA(1)	494,200	548,900
Current assets subtotal	4,802,780	4,834,559

Property and equipment, net	68,396	60,632
Goodwill and intangible assets, net	297,335	208,688
Long-term investments	1,207,651	1,179,466
Other non-current assets	1,143,360	51,772
Total assets	$7,519,522	$6,335,117

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$197,643	$149,509
Accrued expenses and other current liabilities	828,952	562,333
Deferred revenues	91,136	143,684
Income tax payable	144,747	102,844
Convertible debt	896,541	-
Current liabilities subtotal	2,159,019	958,370

Long-term liabilities:
Convertible debt	-	892,399
Unsecured senior notes	1,538,415	1,536,112
Other long-term liabilities	134,068	61,906
Total liabilities	3,831,502	3,448,787

Redeemable non-controlling interests	66,622	57,714

Shareholders’ equity :
Weibo shareholders’ equity	3,593,821	2,812,425
Non-controlling interests	27,577	16,191
Total shareholders’ equity	3,621,398	2,828,616
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,519,522	$6,335,117

(1) Included short-term loans to and interest receivable from SINA of $479.6 million as of December 31, 2021 and $547.9 million as of December 31, 2020.

WEIBO CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2021	2020	2021	2021	2020
Income from operations	$182,522	$181,644	$213,049	$697,412	$506,798
Add: Stock-based compensation	26,738	19,320	25,037	87,996	67,105
Amortization of intangible assets resulting from business acquisitions	5,716	3,174	5,478	20,589	5,654
Non-cash compensation cost to non-controlling interest shareholders	4,826	-	5,140	23,246	-
Non-GAAP income from operations	$219,802	$204,138	$248,704	$829,243	$579,557

Net income attributable to Weibo's shareholders	$115,733	$29,042	$181,738	$428,319	$313,364
Add: Stock-based compensation	26,738	19,320	25,037	87,996	67,105
Amortization of intangible assets resulting from business acquisitions	5,716	3,174	5,478	20,589	5,654
Non-cash compensation cost to non-controlling interest shareholders	4,826	-	5,140	23,246	-
Net results of impairment on, gain/loss on sale of and fair value change of investments	41,976	185,371	(646)	176,344	174,717
Non-GAAP to GAAP reconciling items on the share of equity method investments	4,343	(6,399)	(1,715)	(6,538)	(11,953)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(16,844)	(562)	(233)	(16,916)	(468)
Tax effects on non-GAAP adjustments(1)	11,405	(18,889)	(6,856)	(951)	(6,897)
Amortization of convertible debt and unsecured senior notes issuance cost	1,611	1,611	1,611	6,445	5,944
Non-GAAP net income attributable to Weibo's shareholders	$195,504	$212,668	$209,554	$718,534	$547,466

Non-GAAP diluted net income per share attributable to Weibo's shareholders	$0.83 *	$0.92 *	$0.90 *	$3.08 *	$2.38 *

Shares used in computing GAAP diluted net income per share attributable to Weibo's shareholders	231,506	228,489	237,183	230,206	227,637
Add: The number of shares for dilution resulted from convertible debt(2)	6,753	6,753	-	6,753	6,753
Shares used in computing non-GAAP diluted net income per share attributable to Weibo's shareholders	238,259	235,242	237,183	236,959	234,390

Adjusted EBITDA:
Net income attributable to Weibo's shareholders	$115,733	$29,042	$181,738	$428,319	$313,364
Non-GAAP adjustments	79,771	183,626	27,816	290,215	234,102
Non-GAAP net income attributable to Weibo's shareholders	195,504	212,668	209,554	718,534	547,466
Interest income,net	(4,231)	(4,021)	(701)	(12,719)	(34,345)
Income tax expenses	34,176	(6,425)	38,261	139,792	68,213
Depreciation expenses	8,593	7,511	8,141	32,847	26,453
Adjusted EBITDA	$234,042	$209,733	$255,255	$878,454	$607,787

(1)	To exclude the income tax expenses primarily related to amortization of intangible assets resulting from business acquisitions and fair value change of investments. The Company considered the tax implication arising from the reconciliation items. Part of these items were recorded in entities established in tax free jurisdictions and there were no relevant tax implications. For impairment on investments, valuation allowances were made for those differences as the Company does not expect they can be realized in the foreseeable future.

(2)	To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo's shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION
UNAUDITED ADDITIONAL INFORMATION
(In thousands of U.S. dollars)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2021	2020	2021	2021	2020
Net revenues
Advertising and marketing
Non-Ali advertisers	$505,333	$393,945	$516,818	$1,841,234	$1,334,155
Alibaba - as an advertiser	45,493	59,532	20,802	139,561	152,000
Subtotal	550,826	453,477	537,620	1,980,795	1,486,155

Value-added service	65,461	59,933	69,814	276,288	203,776
	$616,287	$513,410	$607,434	$2,257,083	$1,689,931